

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 30, 2024

Stanley Bergman
Chairman and Chief Executive Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

>   **Re: Henry Schein, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 10, 2024**
>   **File No. 000-27078**

Dear Stanley Bergman:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 50

1.   Refer to the column heading "Net Income/(Loss)" in your pay versus performance table. It appears that you have included net income less net income attributable to noncontrolling interests as reported in your audited financial statements in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

2.   We note that you have included Adjusted EPS, a non-GAAP measure, as your Company-

Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. We see in footnote 4 to the pay versus performance table your reference to disclosure in the Compensation Discussion and Analysis for each year's proxy statement; however, we are only able to locate a discussion of non-GAAP diluted EPS with a list of adjustments thereto on page 26, and it is unclear whether this is meant to satisfy the requirements of Item 402(v) of Regulation S-K. In addition, it appears that you may have calculated your Company-Selected Measure differently for each year reported in the pay versus performance table. Specifically, we note your disclosure in footnote 4. The amount disclosed in the Company-Selected Measure column of the pay versus performance table for each covered fiscal year must be calculated using the Company-Selected Measure for the most recently completed fiscal year, and adjustments made to recurring items may not satisfy this requirement. Please ensure that your tabular and related data reflect this requirement. Please tell us and revise future disclosure to explain how your Company-Selected Measure is calculated from your audited financial statements. If this information appears in a different part of the definitive proxy statement, you may satisfy the requirement by a cross-reference to a specific page in the proxy statement where the Company-Selected Measure is specifically described; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

3. Refer to the reconciliation tables on page 51 to your pay versus performance table. It is unclear what amounts are reflected in the column titled "Total- Equity Addition/(Subtraction) to SCT Total." For example, the amounts disclosed in such column in the reconciliation tables do not appear to reflect the deduction of amounts reported in your Summary Compensation Table pursuant to Item 402(c)(2)(v) and Item 402(c)(2)(vi) of Regulation S-K as set forth in the column titled "Less Equity Deduction from SCT Total" of your reconciliation tables. Please ensure that your table headings reflect the amounts used to calculate compensation actually paid. Refer to Item 402(v)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program